DOWNLOAD FORMATTING INSTRUCTIONS FOR CORRECT PAGINATION:
     PAGE SETUP: .5"TOP, .5"BOTTOM, .5"LEFT, .5"RIGHT
     TYPE: COURIER NEW, 10pt

BEGIN PAGE AT "START"
























This space intentionally left blank.

START************************************************************************


                   U. S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                 Form 10-SB/A


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                            SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           MINES MANAGEMENT, INC..
              (Name of Small Business Issuer in its charter)


State of Idaho                                              91-0538859
(State or other jurisdiction                           (I.R.S. Employer
of incorporation or organization)                      Identification No.)

905 W. Riverside Avenue, Suite 311
Spokane, WA                                                   99201
(Address of principal executive offices)                    (Zip Code)

(Issuer's telephone number, including area code)         (509) 838-6050

Securities to be registered under Section 12(b) of the Act:      None

Title of each class                Name of each exchange on which each
to be so registered                class is to be registered

       None                                 None


Securities registered under Section 12(g) of the Act:

                      Common Stock, $0.01 Par Value
                           (Title of class)








This space intentionally left blank.









*****************************************************************************

Submission page 1 of 98

                         MINES MANAGEMENT, INC.
                              FORM 10-SB/A
                          TABLE OF CONTENTS


DESCRIPTION                                                SUBMISSION PAGE

PART I

ITEM 1  DESCRIPTION OF BUSINESS                                     3
ITEM 2  MANAGEMENT'S DISCUSSION AND ANALYSIS OR
        PLAN OF OPERATION                                           4
ITEM 3  DESCRIPTION OF PROPERTY                                     7
ITEM 4  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
        OWNERS AND MANAGEMENT                                      14
ITEM 5  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
        AND CONTROL PERSONS                                        15
ITEM 6  EXECUTIVE COMPENSATION                                     15
ITEM 7  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS             16
ITEM 8  DESCRIPTION OF SECURITIES                                  16

PART II

ITEM 1  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
        COMMON EQUITY AND OTHER SHAREHOLDER MATTERS                17
ITEM 2  LEGAL PROCEEDINGS                                          17
ITEM 3  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS              18
ITEM 4  RECENT SALES OF UNREGISTERED SECURITIES                    18
ITEM 5  INDEMNIFICATION OF DIRECTORS AND OFFICERS                  18

PART F/S                                                           20

PART III

ITEM 1  INDEX TO EXHIBITS                                          40
ITEM 2  DESCRIPTION OF EXHIBITS                                    40

SIGNATURES                                                         40

EXHIBIT EX-3.(i)                                                   41

EXHIBIT EX-3.(ii)                                                  55

EXHIBIT EX-10.(a)                                                  62

EXHIBIT EX-10.(b)                                                  73

EXHIBIT EX-21                                                      87

EXHIBIT EX-27                                                      95

CORRESPONDENCE                                                     96




Submission page 2 of 98

                               MINES MANAGEMENT, INC.
                                   Form 10SB/A


                                     PART I


ITEM 1.      DESCRIPTION OF  BUSINESS

Mines Management, Inc. (together with its subsidiaries, "MMI" or the "Company"), is engaged in the business of acquiring, exploring and developing mineral properties, primarily those containing silver and associated base and precious metals. The Company was incorporated under the laws of the State of Idaho on February 20, 1947. The Company's wholly owned subsidiary, Newhi, Inc., was incorporated under the laws of the State of Washington on November 3, 1987. The Company's executive offices are located at 905 W. Riverside, Suite 311, Spokane, WA 99201.

All of the Company's properties are currently in the exploration stage except for the Montanore property, which is in the stage of determining feasibility for development. No property is currently in production.

The Company conducts exploration and development on projects containing silver and associated base and precious metal values. The company primarily seeks to obtain royalty and other carried ownership interests in these properties through the subsequent transfer of operating interests to other mining companies. Although the Company may engage in mining operations at some future time, substantially all of the Company's revenue is and can be expected to be derived from royalty interests for the foreseeable future.

The Company's principal mineral property interest is held by its wholly owned subsidiary, Newhi, Inc., and consists of a net profits royalty interest in a portion of the claims making up the Montanore project. The Montanore project is located in northwestern Montana, USA. And is operated by Noranda Minerals. The project has an approved Environmental Impact Statement, has received all of its primary permits, and has been the subject of a variety of pre-feasibility technical analyses. Noranda Minerals has reported a geologic resource of 142 million tons containing 0.76% copper and 2.1 ounces of silver per ton. The Company is also conducting exploration on its Chanarcillo silver property in Chile and its Iroquois and Advance zinc-lead properties in Washington, USA. The Company is also evaluating opportunities in Mexico and the United States.

The Company also has a small royalty income from a working interest royalty, acquired more than 40 years ago, for several producing oil wells located in Kansas, USA.

Competition

There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential. The Company competes for the opportunity to participate in promising exploration projects with other entities, many of which have greater resources than the Company. In addition, the Company competes with others in efforts to obtain financing to explore and develop mineral properties.





Submission page 3 of 98

                               MINES MANAGEMENT, INC.
                                   Form 10SB/A

Employees

At December 31, 1997, the Company had one full-time employee located in Spokane, Washington. During the first half of 1998 the Company had one full-time employee and one part-time employee. The Company's employees are not
subject to a union labor contract or collective bargaining agreement.      The
Company's executive officers are not full-time employees of the Company and provide management services on an "as needed", non-salaried basis.

Regulation

The Company's activities in the United States are subject to various federal, state, and local laws and regulations governing prospecting, development, production, labor standards, occupational health and mine safety, control of toxic substances, and other matters involving environmental protection and taxation. It is possible that future changes in these laws or regulations could have a significant impact on the Company's business, causing those activities to be economically reevaluated at that time.


ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Results Of Operations

For The Year Ended December 31, 1997, Compared To the Year Ended December 31,
1996

For the year ended December 31, 1997 the Company had a net loss of $4,153 or $0.001 per share, as compared to a net income of $16, 928, or $0.004 per share for the year ended December 31, 1996. Net income for fiscal year 1966 is attributable to the sales of common stock of Bitterroot Resources, Ltd., whose securities which had been held for investment purposes.

During the year ended December 31, 1996 the Company sold 35,000 shares of Bitterroot Resources, and realized a gain on its investment of $24,128. During fiscal year 1997 no such sales were made and the Company continued to hold 45,000 shares of Bitterroot Resources which had a market value of $10,800 at December 31, 1997.

Net income from working interest oil production in fiscal year 1997 totaled $6,242, compared to $5,094 for the year ended December 31, 1996. During fiscal year 1997, 316 barrels were produced for the company's account versus 250 barrels produced for the year ended December 31, 1996. Average price per barrel for fiscal year 1997 was $19.92, versus $19.94 for the year ended December 31, 1996.

During both the year ended December 31, 1997 and the year ended December 31, 1996 the Company continued to maintain its ownership in various mineral rights, but conducted no exploration.

For The Nine Months Ended September 30, 1998, Compared To The Nine Months Ended September 30, 1997





Submission page 4 of 98

                               MINES MANAGEMENT, INC.
                                   Form 10SB/A

For the nine months ended September 30, 1998, the Company had a let loss of $131,218, or $0.031 per share, as compared to a loss of $69,034 or 0.018 per share for the nine months ended September 30, 1997. The increase in net loss is largely attributable to increased expenses associated with the renewal of exploration activity and the payment of consulting services rendered in the evaluation of projects for possible acquisition. During the period revenue received from oil production was reduced from the comparable period ending September 30, 1997, due to a drop in world oil prices.

Year to date income from working interest oil production totaled $1,360 compared to $2,880 for the similar period of the prior year. The decrease is attributable to a decrease in revenue received caused by a 33% drop in the average price realized from the sale of oil production to $13.70 per barrel in the current period from $20.54 per barrel in the nine months ended September 30, 1997.

For nine months ended September 30, 1998, exploration expenditures and consulting fees involved in evaluating projects for possible acquisitions were $56,525. This compares with no expenditures made for the comparable period ended September 30, 1997. The Company evaluated and acquired rights to explore the Chanarcillo silver project in Chile. Preliminary mapping and sampling was also carried out on this project.

For The Quarter Ended September 30, 1998, Compared To The Quarter Ended September 30, 1997

For the quarter ended September 30, 1998, the Company had a net loss of $62,616 or $0.014 per share, as compared to a loss of $14,081 or $0.004 per share for the quarter ended September 30, 1997. The increase in net loss is largely attributable to increased expenses associated with the renewal of exploration activity and the payment for consulting services rendered in the evaluation of projects for possible acquisition. During the period revenue received from oil production was reduced from the comparable period ended September 30, 1997 due to a drop in world oil prices.

Net income from working interest oil production for the current quarter totaled $376, compared to $1,477 for the similar quarter of 1997. The decrease is attributable to a decrease in revenue received caused by a 45% drop in the average price realized from the sale of oil production to $11.71 per barrel in the current quarter, from $21.26 per barrel for the quarter ended September 30, 1997.

For the quarter ended September 30,1 1998, the Company's exploration expenditures and consulting fees involved in evaluating projects for possible acquisition was $32,466. This compares with no expenditures made for the comparable period ended September 30, 1997. The Company evaluated and acquired rights to explore the Chanarcillo silver project in Chile. Preliminary mapping and sampling was also carried out on this project.

Plan of Operation

The Company has no revenues from operations. Its only income is derived from an annual $25,000 advance minimum royalty payable to its subsidiary Newhi, Inc. and nominal royalty income from a working interest in 4 wells acquired more than 30 years ago.


Submission page 5 of 98

                               MINES MANAGEMENT, INC.
                                   Form 10SB/A

The Company's plan of operation for the next twelve months will consist of exploration work on its Chanarcillo silver property in northern Chile. Under the terms of its option agreement the Company is required to expend a minimum of $50,000 on the property prior to June, 1999. This exploration work will consist of detailed mapping of the stratigraphy and structure of the silver vein area, review of drill data from drilling in other parts of the property and a detailed sampling program and geophysical surveys. The Company does not intend to hire a significant number of employees to carry out its exploration activities. It is anticipated that all exploration work on the property will be carried out through the services of consultants. The Company currently has sufficient resources to meet its work obligations on the property and satisfy its cash requirements for the next twelve months.

   Although the Company intends to aggressively seek to acquire silver exploration properties of merit, at the present time the Company has no specific current plans, arrangements agreements or undertakings to acquire any additional silver exploration properties.

Year 2000 Issues

Throughout the information technology industry, the use of two-digit fields was common practice in the design of hardware, systems software proprietary applications and system interfaces. The Year 2000 problem is pervasive and complex. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

The Company recognizes the need to ensure its operations will not be adversely impacted by Year 2000 software failures and has assessed Year 2000 risks. This assessment has included the identification of necessary changes to computer hardware and software applications that will attempt to ensure availability and integrity of the Company's information systems and the reliability of its financial and operational systems.

The Company has reviewed its financial, information and operational systems in order to identify those products, services or systems that are not Year 2000 compliant. As a result of this review, the Company has determined that only nominal modification or replacement of certain information systems may be required to ensure that the Company will be Year 2000 compliant. These modifications and replacements are being, and will continue to be, made in conjunction with the Company's overall systems upgrading. The total cost of these Year 2000 compliance activities is not anticipated to be material to the Company's financial position or its results of operations

Based on available information, the Company does not believe any material exposure to significant business interruption exists as a result of Year 2000 compliance issues. These costs and the timing in which the Company plans to complete its Year 2000 modifications are based on management's best estimates. However, there can be no assurance that the Company will timely identify and remediate all significant Year 2000 problems, that remedial efforts will involve significant time and expense, or that such problems will not have a material adverse effect on the Company's business, results of operations or financial position.




Submission page 6 of 98

                               MINES MANAGEMENT, INC.
                                   Form 10SB/A

The Company also faces risk to the extent that its vendors, service providers and others with whom the Company transacts business may not comply with Year 2000 requirements. The Company will initiate formal communications with significant borrowers, vendors and service providers to determine the extent to which the Company is vulnerable to these third parties failure to remediate their own Year 2000 issues. In the event any such third parties are not Year 2000 compliant, the Company's results of operations could be materially adversely affected.

ITEM 3.     DESCRIPTION OF PROPERTY.

The significant properties in which the Company has an interest are described below. Reference is made to footnotes in the financial statements for more information on the properties. The Company has relied on public disclosure made by its lessee Noranda Minerals, relative to its assessment of the Montanore deposit.

Montanore Property - The Montanore property consists of 16 mining claims covering approximately 300 acres and a 4 acre patented mill site located in Sanders County, northwestern Montana. The mining claims are owned outright by the Company and are held subject to a $100 per claim annual payment to the Federal government. Eleven of the claims are leased to Noranda Minerals Corp, who is responsible for annual claim upkeep. The claims can be reached from Noxon, the nearest town, by taking State Highway 200 about 2 miles to the east and thence north about 5 miles on a secondary graveled road to the junction of the west and east forks of Rock Creek. From this point it is about a 4 mile hike up a Jeep trail behind a locked U.S. Forest Service gate to the claims. More than half the claims are located within the Cabinet Wilderness Area.
Eleven of the Company's claims cover a portion of the Montanore silver/copper deposit. The deposit occurs within rocks of the Belt Super Group, Precambrian metasediments that crop out over much of western Montana, northern Idaho, and parts of adjacent British Columbia. The Montanore is one of 3 similar deposits to have been found within Revett Formation quartzite of the Belt Supergroup. These include the Troy deposit which was mined between 1981 and 1992, and the Rock Creek deposit currently under environmental assessment.

Mineralization within the Revett Formation is disseminated, and confined to specific quartzite strata. The deposits are characterized by great lateral extent, relatively uniform grades, and thicknesses that range up to 100 feet. Often the deposits are bounded by a paleo growth fault, considered to have been active during rock sedimentation and mineral deposition. Mineralization consists in varying parts of bornite, primary chalcocite, and chalcopyrite.

The Montanore deposit has been defined as being at least 12,000 feet long and varies between 500 and 5000 feet in width. The long axis of the deposit trends in a northwesterly direction parallel with a regional fault that bounds the mineralization of the southwest. The deposit dips approximately 12 degrees to the northwest, parallel with its long axis. Mineralization occurs within two mineralized beds over much of the deposit's length, but seems to coalesce up dip. Overall the upper zone averages 29.9 feet in thickness and the lower zone 34.8 feet. Unmineralized strata between beds varies between 20 and 200 feet thick. On the basis of 27 surface drill holes Noranda has reported a deposit containing and estimated 142 million tons and averaging 0.78% copper and 2.1 ounces of silver to the ton.


Submission page 7 of 98

                               MINES MANAGEMENT, INC.
                                   Form 10SB/A

The Company's claims are located along the fault which bounds the southwestern margin of the deposit, and were staked to cover minor silver occurrences within the fault or in sympathetic parallel fractures. The claims represent mineral rights to a strip of land several hundred feet wide and about 11,500 feet long that cover the projected position of the deposit adjoining the fault. A total of 7 widely spaced surface drill holes have intersected the deposit beneath the Company's claims or in close proximity to them.

In 1988, Newhi, Inc., a Washington corporation and wholly-owned subsidiary of Mines Management, Inc. acquired the assets of Heidelberg Silver Mining Co., Inc. through a corporate merger. The assets acquired by the Company consisted primarily of 34 unpatented mining claims and a 4 acre patented mill site. In 1993 the Company determined that 18 of the mining claims were immaterial to the maintenance of its interest in the Montanore project and these claims were dropped. Of the remaining 16 claims owned by the Company, 11 claims are leased to Noranda Minerals Corp. who is responsible for their yearly upkeep. Under terms of the lease agreement, the Company is paid annual advance minimum royalty payments of $25,000. In addition, the Company will be paid a production royalty of 5% of the net profits until capital investment recovery and 20% thereafter on all material taken from the claims. A significant portion of the Company's claims are situated within the Cabinet Wilderness Area and may be subject to dissolution for lack of adequate discovery. However, Noranda's mineral rights are also based upon other claims with approved discoveries, and the agreement between Noranda and the Company is specifically not affected by the status of the Company's claims.

In 1983, U.S. Borax and Chemical Corporation discovered a major silver/copper deposit, later to be named the Montanore deposit, which extended in part beneath what is now the Company's property. In 1984 a lease agreement, relative to 11 claims, was entered into between U.S. Borax and the Company's predecessor, Heidelberg. Subsequently U.S. Borax conducted more than 70,000 feet of core drilling from the surface which outlined the bedded silver/copper mineralization.

In 1988, U.S. Borax and partners sold their interest in the project to a Joint Venture made up of Noranda Minerals Corp. and Montana Reserves Co. Noranda became the project operator, and the project name was changed to Montanore. In 1993 the Joint Venture was dissolved with Noranda retaining rights to the project.

In late 1989, Noranda began a major tunneling program from a point east of the Cabinet Wilderness Area. The purpose of the program was to more accurately define and develop a portion of the deposit containing approximately 30 million tons. The proposed work was to include a 3-mile long decline and approximately 2,000 feet of lateral development in the vicinity of the deposit. Several lateral headings were planned to intersect the portion of the deposit owned by the Company. Close spaced drilling was planned from these workings and bulk metallurgical samples were to be taken during this phase. In December, 1991 tunneling was stopped at approximately 14,000 feet, or about 2,000 feet short of the deposit, pending the completion of the project's Environmental Impact Statement (EIS). Also during the year Noranda completed the process to acquire patents to several of its key claims. However, the Secretary of Interior has continued to refuse to approve any US patent applications made under the terms of the Mining Law of 1872.


Submission page 8 of 98

                               MINES MANAGEMENT, INC.
                                   Form 10SB/A

During 1993 the project Environmental Impact Statement (EIS) was approved and all of the important permits for the mine were granted. As part of the EIS process, this approval was subject to appeal, and several appeals were made. In 1994, after due consideration, the US Forest Service denied all appeals.

In 1991 an environmental group had brought suit against Noranda and the US Forest Service concerning the validation of certain mining claims covering the Montanore deposit. In 1993 the US Secretary of Agriculture found that Noranda's key mining claims were valid, and in 1997 the Federal District Court hearing the case also ruled that Noranda's claims were valid. The court decision has been appealed and a final ruling expected in 1999.

Chanarcillo Property - The Chanarcillo property consists of 14 exploration concessions that cover an area of about 38 sq. km. (9,500 acres) within the Chanarcillo mining district. The district is located in northern Chile's Third Region about 55 km south of the mining center of Copiapo and about 350 km north of Santiago. The property is reached by secondary roads from the Pan American Highway which passes about 10 km to the west. The Chanarcillo district is situated in the western foothills of the Andes Mountains, with
elevations that range between 900 and 1200 m above sea level.   The Company's
concessions contain a number of small overlapped concessions representing preexisting mineral rights which partially cover some of the old mines of the district. A total of about 34 sq. km (8,500 acres) of the Company's concessions are unobstructed, with clear exploration rights.
The Company has an option to purchase the concessions from their owner, Minera Calcia Ltda. of Santiago, Chile, on the basis of the amount expended on the project. The Company has a work commitment of $50,000 in year 1, and $100,000 in year 2 of the agreement. After the Company has expended a total of $200,000 on the project it has the right to acquire title to the concessions, subject to:

- A 2% Net Smelter Return Royalty one-half of which may be purchased during the first 4 years of commercial production.

- An annual fee of $25,000 to be paid prior to the start of commercial production.

- An annual payment equal to 5% of the preproduction exploration expenses of the project that are incurred in Chile, the total of which is capped at $2 million.

The Chanarcillo district, was Chile's foremost silver producing area during the 19th century,when it reportedly produced an estimated 100 million ounces of silver between 1832 and 1885. Only minor work occurred after that time until the 1980's when the area became the focus of exploration for large, low-grade copper deposits similar to the La Candelaria deposit located about 22 miles to the north. At various times to the present, several major mining companies have drilled specific copper targets in the district, but no work has involved exploration for silver.







Submission page 9 of 98

                               MINES MANAGEMENT, INC.
                                   Form 10SB/A

The Chanarcillo district lies within northern Chile's coastal belt of Cretaceous age sediments and intercalated volcanics. These rocks are intruded throughout the length of the belt by Cretaceous age plutons which range in composition from quartz monzonite to diorite. The sediments consist primarily of siltstone and carbonates which may contain in varying degree silt or chert. Interbedded in the sediments are a series of thick to thin tuffs, pyroclastics, aggolmerates, and volcanic units. The intruded rocks are thermally metamorphosed for a substantial distance from the intrusive contacts creating extensive skarn zones.

In the Chanarcillo district the host rocks are relatively flat lying, but are gently folded into a northeast-trending double plunging anticline or dome. The district is cut by two prominent sets of high-angle structures, which generally show small displacements. One set trends to the north-northeast, parallel with the fold axis, while the other trends to the northwest. The north-northeast set contains most of the known silver veins, while faults of the northwest trending set commonly contain andesite dikes and only locally some silver mineralization.

Silver values exploited in the 19th century occur mostly in veins but also in mantos and brecciated zones. Exposures in mine workings extended to depths of as much as 400 m. The character of the veins was strongly affected by the type of host rock they cut. There was a definite correlation between increases in vein width and grade and carbonate wall rocks.  Ore shoots within the veins are reported to have ranged from 200 to 400 m in length, had vertical dimensions of 30 to 50 m, and varied from 1 to 10 m in width.
Hypogene vein minerals included silver sulfides and sulfosalts associated with minor amounts of copper, lead, and zinc minerals.  Vein mineralization was greatly affected by supergene processes to depths of as much as 200 m. Mineralization within the supergene zone was altered to native silver, and
silver halides and bromides.     In addition to the concentration of old silver
mines on the property, internal exploration summaries by Western Mining Exploration, S.A., and North, Ltd., report drill intercepts of zinc and copper mineralization in several drill holes on the property. According to those exploration summaries, a bedded, semi-massive sulfide occurrence about
1 m thick and running 7% zinc is reported to cut underground workings in the
old silver mines.       A number of drill holes in and around the Company's
concessions are reported to have cut zinc values ranging from 13% over 1 m to 1% over 120 m.

All exploitation of silver mineralization at Chanarcillo ceased by the early 1900's, and no systematic mapping and other exploration is known to have taken place since that time. Despite the lack of modern day exploration it is thought that near surface, very high grade silver vein deposits have probably all been discovered. However, several types of targets have not been investigated. These include: deeper hypogene mineralization, vein extensions, and bulk tonnage targets. The Company intends to investigate all three target models in its planned exploration, with emphasis placed upon the examination of bulk tonnage targets.

Initially, a two phase exploration is planned for the Chanarcillo property. This work will be designed to gain a better understanding of the geology and to identify specific targets in the silver area of the property. Phase 1 exploration will consist of preparing detailed maps of the stratigraphy and structure of the silver vein area. The mapping will be followed by a



Submission page 10 of 98

                               MINES MANAGEMENT, INC.
                                   Form 10SB/A

detailed sampling program as well as geophysical surveys in areas of interest. Phase 2 exploration will be focused on drill testing at least two targets that have already been identified by the Company's preliminary sampling.

Advance and Iroquois Properties - The Company owns the Advance and Iroquois zinc-lead properties located in northeastern Washington state, approximately 6 miles south of the Canadian border. The properties are situated 5 miles apart along a belt of Cambrian carbonate sediments that have acted as host rocks for several former mines. Both properties are easily accessible on secondary graveled roads by two wheel drive vehicles. A large zinc smelter and refinery is located at Trail, British Columbia, Canada, approximately 17 miles distant over excellent roads.

The Company was originally formed in 1947 to explore the Advance and Iroquois properties. Since that time, Mines Management has leased its holdings to major companies including: Rare Metals, Inc. (El Paso Natural Gas) 1959-65, The Bunker Hill Company 1962-65, Cominco American, Inc. 1966-67 and 1974-75, Brinco, Ltd. (RTZ Group) 1977-78, and Equinox Resources Ltd. 1989-91.
Total expenditures on the properties to date are estimated to be at least $1,500,000.

The Advance and Iroquois properties are located along the Deep Lake Trend, a northeast striking belt of Cambrian carbonate rocks collectively designated as the Metaline Limestone. Rocks of the Deep Lake Trend have been strongly folded and faulted by numerous high-angle as well as thrust faults. As a result the Metaline Limestone has a complex outcrop pattern, with steeply overturned bedding.

Zones of brecciation are found throughout the Metaline Limestone and are often, but not always, the location of zinc and lead sulfide mineralization. These features are predominantly stratabound and have gradational, often irregular borders. Individual breccia bodies are crudely lensoid in cross section and have third dimensions that attain considerable length. The zones often occur in an en echelon, and sometimes interconnected pattern. A variety of evidence suggests that the breccia bodies are solution collapse features controlled by favorable stratigraphy or lithologic facies.

Mineralization consists of irregular bands, lenses, and fine disseminations of sphalerite and galena accompanied by varying amounts of pyrite. The mineralization is considered to have been localized by permeable zones within and peripheral to breccia bodies created by solution collapse. The sulfide minerals are found in white dolomite that makes up the breccia matrix and fills other voids, and also as selective replacements of the host carbonate rocks. Individual deposits have irregular gradational borders and are crudely lensoidal to oval in outline. Their elongated third dimension parallels the regional strike of the host rocks, and often plunge at low angles. Cross sectional widths up to 80 feet and heights of as much as 150 feet have been noted in the more prominent zones. Lengths of mineralization vary up to 650 feet. The deposits have a tendency to occur together in an en echelon pattern over a stratigraphic interval of as much as 300 feet. Such groupings of deposits may be more or less interconnected and have composite lengths of as much as 5000 feet. Metal values generally decease outward thus necessitating a border to be established by economic consideration. Although individual sample values within a deposit may be as high as 20% zinc, average values for a deposit will usually range up to 7% zinc and 1% lead depending upon the "assay border" selected.

Submission page 11 of 98

                               MINES MANAGEMENT, INC.
                                   Form 10SB/A

The Advance property consists of 720 acres of patented mineral rights, located approximately 5 miles east of the town of Northport. The property is reached from Northport, the nearest town, by taking the paved Deep Lake south for 4 miles to the graveled Black Canyon road and thence north for 3 miles. The Metaline Formation is the principal rock unit to crop out on the Advance property. Exploration consisting of soil sampling, drilling, trenching, and tunneling has shown that several zones of low-grade, disseminated zinc mineralization occur on the property. The Advance property is considered to be of an exploratory nature, and is held by the Company on a maintenance basis.

The Iroquois property consists of 62 acres of patented mineral and surface rights, and 18 unpatented mining claims containing about 360 acres. The property is reached from Northport, the nearest town, by taking the paved Deep Lake road south and east for 19 miles to the graveled road marked Iroquois Mine Road, and thence northeast for three miles. The unpatented mining claims are held subject to a $100 per claim annual payment to the Federal government. More than 25,000 feet of drilling and approximately 2,600 feet of tunneling have shown low-grade mineralization to occur in multiple zones, extending for the entire 5,000 foot length of the property. Most of the exploration has been concentrated in one area where a mineralized zone of disseminated zinc with associated lead values has been outlined over approximately 900 feet in length and within 300 feet of the surface. The property is considered to be of an exploratory nature and is held by the Company on a maintenance basis.

OIL INTERESTS

The Company receives income from a 12.5% working interest in 4 oil wells on the Clark lease in Sumner County, Kansas. Although the lease has now produced for more than 30 years, independent consultants calculated the Company's 1981 share of the remaining reserves available through primary and secondary recovery to be at least 20,000 barrels. Production since 1981 has totaled approximately 7,954 barrels to the Company's account. In 1997, the Company produced 316 barrels of oil at an average price of $19.92 per barrel versus 250 barrels at $19.94 per barrel in 1996. During the first half of 1988 the Company produced 147 barrels of oil at an average price of $15.03 per barrel.









(This space left intentionally blank.)









Submission page 12 of 98

                               MINES MANAGEMENT, INC.
                                   Form 10SB/A

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security Ownership of certain beneficial owners

The following table sets forth information regarding any person known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities.


(1)             (2)                   (3)                     (4)
                Name and Address      Amount and Nature of    Percent
Title of Class  of Beneficial Owner   Beneficial Ownership    of Class
--------------  --------------------  ----------------------  ---------
Common          William R. Green            612,500            13.0%


(b) Security ownership of management

The following table sets forth certain information as of October 15, 1998 regarding the number and percentage of shares of common Stock of the Company or any of its parents or subsidiaries beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by each director, each of the named executive officers and directors and officers as a group.


(1)             (2)                   (3)                     (4)
                Name and Address      Amount and Nature of    Percent
Title of Class  of Beneficial Owner   Beneficial Ownership    of Class
-------------- --------------------   --------------------  ----------------
Common          William R. Green               612,500         13.00%

Common          Jack W. Gustavel                89,500         1.90%

Common          Roy G. Franklin                 76,229         1.43%

Common          J. Phillip Piffer               57,500         1.24%

Common          Total of all officers
                and directors
                (7 individuals):                993,229        20.72%

(c) Changes in Control

There are no arrangements known to the Registrant the operation of which may at a subsequent time result in the change of control of the Registrant.







Submission page 13 of 98

                               MINES MANAGEMENT, INC.
                                   Form 10SB/A

ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Name                  Age     Office with the Company         Appointed to Office
-------------------   ---    ------------------------------  ---------------------
William R. Green       59     Chairman of the Board                  1965
                              President
                              Chief Executive Officer

Chris Broili           50     Vice President - Exploration           1998

Don Griffiths                 Vice President -
                                Corporate Development                1998

Gregory B. Lipsker     47     Vice President - Legal                 1991

Roy G. Franklin        62     Director                               1988

Jack W. Gustavel       58     Director                               1974

J. Phillip Piffer      52     Director                               1991

The directors are elected for a one-year term and until their successors have been elected and qualified. Executive Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of shareholders and until their successors have been elected and qualified. There are no arrangements or understandings between any of the directors, executive officers, and other persons pursuant to which any of the foregoing persons were named as Directors or executive officers. There is no family relationship between any Director, Executive Officer, or person nominated or chosen by the Registrant to become a Director or Executive Officer.

William R. Green is a mining engineer and geologist, and was a professor of mining engineering at the University of Idaho from 1965 to 1983. He has been actively involved in the mining business since 1965 and is a former officer and director of Yamana Resources and currently an officer and director of Canadian public companies: Maya Gold Limited and Petromin Resources Ltd., and US companies Cimarron-Grandview Group, Inc. and Metaline Mining and Leasing
Co.      Dr. Green dedicates approximately 80% of his time to the management of the Company.

Chris Broili holds an MSc degree in exploration geology and has more than 25 years experience in mineral exploration worldwide. He was an Exploration Manager for Atlas Precious Metals, Inc., and was involved in the discovery of the Grassy Mountain gold deposit. He has also served as Vice President of
Exploration for Yamana Resources, Inc.      Mr. Broili dedicates approximately
30% of his time to the management of the Company.

Don Griffiths holds an MSc degree in Materials Science and has over 25 years experience in project development, engineering, construction and mining operations. He was Principal Engineer and Director of Metallurgy for
Morrison Knudsen Corp. and Chief Metallurgist for Atlas Corp., during which time he worked on a number of engineering and feasibility studies on mineral
deposits worldwide.     Mr. Griffiths dedicates approximately 2% of his time to
the management of the Company.

Submission page 14 of 98

                               MINES MANAGEMENT, INC.
                                   Form 10SB/A

Gregory Lipsker is a practicing attorney with 17 years experience in mining and corporate law. He was formerly the president and director of Antioch Resources, a mineral exploration company. He is currently an officer and director of Cimarron-Grandview Group, Inc. and Metaline Mining and Leasing
Co.      Mr. Lipsker currently dedicates approximately 5% of his time to the management of the Company.

Roy G. Franklin is a certified public accountant with 29 years experience in small company administration and finance. He was formerly a director of Heidelberg Silver Mining Company and is a principal in the accounting firm of Oswalt, Teel, and Franklin, P.S.

Jack W. Gustavel has more than 30 years experience in the banking industry and is a former member of the Board, and Director of, the Portland branch of the Federal Reserve Bank of San Francisco. He is currently a Director and Chairman and CEO of Idaho Independent Bank.

J. Phillip Piffer holds an MBA degree from the University of Calgary, and has worked as a management consultant and corporate executive primarily in the Canadian oil business. He is the President and Director of Brigdon Resources Inc., a Calgary-based oil and gas production company that is listed on the Toronto Stock Exchange.

None of the Directors is also a director of any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to Section 15(d) of the Act, or of any company registered under the Investment Company Act of 1940 except William R. Green, Jack W. Gustavel, and Gregory B. Lipsker as noted above.

No Director, or person nominated to become a Director or Executive Officer, has been involved in any legal action involving the Company during the past five years.

Promoters and Control Person: Not Applicable

ITEM 6.     EXECUTIVE COMPENSATION.

A summary of cash and other compensation for the Company's President and Chief Executive Officer for the three most recent years is as follows:

                                SUMMARY COMPENSATION TABLE
Long-Term Compensation
Annual Compensation                              Awards                  Payouts
-----------------------------------------------  ----------------------  ---------------
(a)                 (b)     (c)     (d)     (e)    (f)         (g)         (h)   (i)
Name                                        Other  Restricted  Securities  LTIP   All
and                                         Annual Stock       Underlying  Pay-   Other
Principal           Year  Salary   Bonus    Comp.  Awards(1)   Options/    outs   Comp.
Position                  ($)      ($)      ($)    ($)         SARs(#)     ($)    ($)
------------------  ----  -------  -------- ------ ----------  ----------  -----  -----
William R. Green    1995  $15,600    $0       $0     $  500       -0-       $0     $ 90
Vice President and  1996  $15,600    $0       $0     $1,500       -0-       $0     $150
Director            1997  $15,600    $0       $0     $3,000       -0-       $0     $  0


Submission page 15 of 98

                               MINES MANAGEMENT, INC.
                                   Form 10SB/A

                    OPTION/SAR GRANTS IN THE LAST FISCAL YEAR

     (a)             (b)              (c)          (d)          (e)
                   Number of      % of Total
                   Securities     Options/SARs
                   Underlying     Granted to     Exercise or
                   Options/SARs   Employees in   Base Prices   Expiration
                   Granted (#)    Fiscal Year    ($/Sh)        Date
----------------   ------------   -------------  -----------   ----------
William R. Green    100,000          16.6%       $.40         5/08

                     DIRECTOR COMPENSATION FOR LAST FISCAL YEAR

                            Cash Compensation              Security Grants
                     -----------------------------------   -----------------------------
                                                                        Number of
                     Annual                   Consulting                Securities
                     Retainer    Meeting      Fees/Other   Number of    Underlying
                     Fees ($)    Fees ($)     Fees ($)     Shares       Options/SARs (#)
Name (a)             (b)         (c)          (d)          (e)          (f)
-------------------  ----------  -----------  -----------  -----------  ----------------
Willaim R. Green        -0-         -0-           -0-        15,000             -0-

Roy G. Franklin         -0-         -0-           -0-        15,000             -0-

Jack A. Gustavel        -0-         -0-           -0-        15,000             -0-

J. Phillip Piffer       -0-         -0-           -0-        15,000             -0-

The Company has no employment contracts with executive officers or directors. While there is no formal compensation arrangement with directors, Historically (through 1997) directors have received an annual grant of restricted shares of the Company's common stock. In 1998, stock options were granted in lieu of restricted stock awards.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

There have been no transactions or series of transactions, or proposed transactions during the last two years to which the registrant is a party in which any director, nominee for election as a director, executive officer or beneficial owner of five percent or more of the registrants common stock, or any member of the immediate family of the foregoing had or is to have a direct or indirect material interest exceeding $60,000.

ITEM 8.     DESCRIPTION OF SECURITIES.

    The authorized capital stock of the corporation consists of two classes of stock, designated as Common Stock and Preferred Stock.

The Company is currently authorized to issue One Hundred Million (100,000,000) shares of $.001 par value Common Stock, of which 4,626,956 shares were issued and outstanding and held of record at December 31, 1998.


Submission page 16 of 98

                               MINES MANAGEMENT, INC.
                                   Form 10SB/A

All shares of Common Stock are equal to each other with respect to voting, liquidation, dividend and other rights. Owners of shares of Common Stock are entitled to one vote for each share of Common Stock owned at any Shareholders' meeting. Holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor; and upon liquidation, are entitled to participate pro rata in a distribution of assets available for such a distribution to Shareholders. There are no conversion, preemptive, or other subscription rights or privileges with respect to any shares. The Common Stock of the Company does not cumulative voting rights which means that the holders of more than fifty percent (50%) of the shares voting in an election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors.

    The total number of shares of Preferred Stock that the corporation has authority to issue is Ten Million (10,000,000). No shares of Preferred stock are currently outstanding.

The Preferred Stock has no stated value. The Preferred Stock is entitled to preference over the Common Stock with respect to the distribution of assets of the corporation in the event of liquidation, dissolution, or winding-up of the corporation, whether voluntarily or involuntarily, or in the event of any other distribution of assets of the corporation among its shareholders for the purpose of winding-up its affairs. The authorized but unissued shares of Preferred Stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors. The Directors in their sole discretion have the power to determine the preferences, limitations and relative rights of each series of Preferred Stock within the limits set forth in Section 30-1-601 of the Idaho Business Corporation Act.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

    The Common Stock of the Company is traded in the over the counter market on the NASDAQ Bulletin Board under the symbol "MNMM". The following table shows the high and low closing sales prices for the Common Stock for each quarter since January 1, 1996. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.















Submission page 17 of 98

                               MINES MANAGEMENT, INC.
                                   Form 10SB/A

Fiscal Year                              High Closing      Low Closing
----------------------                   ------------      -----------
1996:
First Quarter (January 1- March 31)          .17               .13
Second Quarter                               .16               .13
Third Quarter                                .16               .13
Fourth Quarter                               .13               .09
1997:
First Quarter                                .19               .09
Second Quarter                               .25               .13
Third Quarter                                .20               .16
Fourth Quarter                               .22               .16
1998:
First Quarter                                .44               .25
Second Quarter                               .50               .31
Third Quarter                                .56               .25
Fourth Quarter                               .43               .25
1999
First Quarter                                3/8               5/16

As of December 31, 1998 there were 1,127 shareholders of record of the Company's common stock..

The Company has never paid any dividends and does not anticipate the payment of dividends in the foreseeable future.

ITEM 2.     LEGAL PROCEEDINGS.

            None

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

            None

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES.

In March and April of 1998 the Registrant sold a total of 640,000 shares of its common stock at a price of $.20 per share for an aggregate of $128,000. A 5% commission of $3,650, paid in the form of 18,250 shares of Common stock was paid to selected dealers. The shares were sold pursuant to a Rule 506 of Regulation D.

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Pursuant to the Idaho Business Corporations Act, both permissible and mandatory indemnification is provided for officers and directors of the Company.

Permissive Indemnification

Except as otherwise provided by law, a corporation may indemnify an individual who is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal (a "Proceeding") because he is a director against liability incurred in the proceeding if:

Submission page 18 of 98

                               MINES MANAGEMENT, INC.
                                   Form 10SB/A

  (a)  (i)  He conducted himself in good faith; and
      (ii)  He reasonably believed:
             (A) In the case of conduct in his official capacity, that his conduct was in the best interest of the corporation, and
             (B) In all cases, that his conduct was at least not opposed to the best interests of the corporation; and
     (iii) In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or
   (b) He engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation, as authorized by section 30-1-202(2)(e), Idaho Code.

  (2) A director's conduct with respect to an employee plan for a purpose he reasonable believed to be in the best interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies the requirement of subsection (1)(a)(ii)(B) of this section.
  (3) The termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the director did not meet the relevant standard of conduct described in this section.
  (4) Unless ordered by a court under section 30-1-854(1)(c), Idaho Code, a corporation may not indemnify a director:
       (a) In connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under subsection (1) of this section; or

       (b) In connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity.

Mandatory Indemnification.

A corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.











Submission page 19 of 98

PART F/S

                              MINES MANAGEMENT, INC.
                               Spokane, Washington

                              FINANCIAL STATEMENTS
                              For the years ended
                          December 31, 1997 and 1996

                            Williams & Webster, P.S.
                          Certified Public Accountants
                           Seafirst Financial Center
                          601 W. Riverside, Suite 1970
                              Spokane, WA  99201

                             MINES MANAGEMENT, INC.
                               TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT                                         1

FINANCIAL STATEMENTS

  Consolidated Balance Sheets                                        2
  Consolidated Statements of Income                                  4
  Consolidated Statement of Changes in Stockholders' Equity          5
  Consolidated Statements of Cash Flows                              6

NOTES TO FINANCIAL STATEMENTS                                        7












This space intentionally left blank.















Submission page 20 of 98

(WILLIAMS & WEBSTER, P.S. LETTERHEAD)









INDEPENDENT AUDITOR'S REPORT


Board of Directors
Mines Management, Inc.
Spokane, Washington

We have audited the consolidated balance sheets of Mines Management, Inc. (an Idaho corporation) as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mines Management, Inc. as of December 31, 1997 and 1996 and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.



Williams & Webster, P.S.
April 23, 1998

Submission page 21 of 98

MINES MANAGEMENT, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1997 AND 1996

                                                 1997              1996
                                           _______________   _______________
ASSETS

Current Assets
   Cash                                    $       48,796    $       52,406
   Accounts receivable                                558               652
   Prepaid expenses                                 2,300             2,300
                                           _______________   _______________

       Total Current Assets                        51,654            55,358
                                           _______________   _______________

Mineral Properties                                 360,180          360,180


Property and Equipment
   Mine buildings                                   11,031            11,031
   Equipment                                        43,777            43,777
   Office equipment                                  7,686             7,507
                                           _______________   _______________

       Total Property and Equipment                 62,494            62,315

Less accumulated depreciation                       58,829            58,204
                                           _______________   _______________

       Net Property and Equipment                    3,665             4,111
                                           _______________   _______________

Investments
   Bitterroot Resources, Ltd.                       10,800            61,600
                                           _______________   _______________

       Total Investments                            10,800            61,600

       TOTAL ASSETS                        $       426,299    $      481,249
                                           ===============   ===============












The accompanying notes are an integral part of these financial statements.

                                        2
Submission page 22 of 98

MINES MANAGEMENT, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1997 AND 1996

                                                 1997              1996
                                           _______________   _______________
LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Current Liabilities
   Accounts payable                        $        2,205    $        2,298
   State income taxes payable                         109               113
   Payroll taxes payable                              699               599
                                           _______________   _______________

        Total Current Liabilities                   3,013             3,010
                                           _______________   _______________

Stockholders' Equity

   Common stock, $.01 par value:
      20,000,000 shares authorized,
      3,873,706 and 3,844,465 shares
      issued and outstanding
      respectively                                 38,737            38,445

Additional paid-in capital                      1,139,698         1,139,990
Retained earnings (deficit)                      (765,949)         (761,796)
Net unrealized gains on marketable
   securities                                      10,800            61,600
                                           _______________   _______________

      Total Stockholders' Equity                  423,286           487,239
                                           _______________   _______________

      TOTAL LIABILITIES AND
            STOCKHOLDERS' EQUITY           $      423,299    $      481,249
                                           ===============   ===============














The accompanying notes are an integral part of these financial statements.

                                        3
Submission page 23 of 98

MINES MANAGEMENT, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                 1997              1996
                                           _______________   _______________
REVENUES

   Royalties                               $       25,000    $       25,000
   Oil and gas                                      6,242             5,094
                                           _______________   _______________

       Total Revenues                              31,242            30,094
                                           _______________   _______________

EXPENSES

Operating Expenses
   Depreciation                                       625               625
   Legal and accounting                             3,500             1,600
   Miscellaneous                                    3,904             3,887
   Oil and gas operating expense                    2,653             2,597
   Professional fees                                  -               2,025
   Rent and office expense                          7,680             7,958
   Salaries - officer and staff                    15,600            15,600
   Taxes and licenses                               1,710             2,065
   Telephone                                        1,570             2,124
                                           _______________   _______________

       Total Operating Expenses                    37,242            38,481

Operating income (loss)                            (6,000)           (8,387)
                                           _______________   _______________

Other income

   Interest                                         1,956             1,408
   Gain on sale of investments                        -              24,128
                                           _______________   _______________

       Total Other Income                           1,956            25,536
                                           _______________   _______________

Net Income (Loss) Before Taxes                     (4,044)           17,149

   Provision for Income Taxes                         109               221
                                           _______________   _______________

Net Income (Loss)                          $       (4,153)   $       16,928
                                           ===============   ===============

Net Income (Loss) Per Share                        (0.001)            0.004
                                           ===============   ===============

The accompanying notes are an integral part of these financial statements.

                                        4
Submission page 24 of 98

MINES MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996


                                                                       Net
                                                                   Unrealized
                                         Additional    Retained     Gains on
                       Common Stock        Paid-in     Earnings    Marketable
                     Shares     Amount     Capital     (Deficit)   Securities    Total
                   _________  _________  ___________  ___________  __________  _________
Balance, December
  31, 1997         3,848,511  $ 38,485   $1,137,925   $ (778,714)  $     -     $ 397,686

Common stock
  issued for
  services            90,000      900         1,125          -           -         2,025

Misc. common
  stock
  adjustments        (94,046)    (940)          940          -           -           -

Net unrealized
  gain on
  marketable
  securities             -       -             -            -         61,600      61,600

Net Income               -       -             -         16,928          -        16,928
                   _________  _________  ___________  ___________  __________  _________
Balance, December
  31, 1996         3,844,465     38,445   1,139,990     (761,796)     61,600     478,239

Common stock
  issued upon
  conversion of
  shares of
  Heidelberg
  Silver Mining
  Company, Inc
  Stock               29,241        292       (292)           -           -          -

Adjustment to
  net unrealized
  gain on
  marketable
  securities              -         -          -              -       (50,800)   (50,800)

Net Income (Loss)         -         -          -           (4,153)        -       (4,153)
                   _________  _________  ___________  ___________  __________  _________
Balance, December
  31, 1997         3,873,706  $ 38,737  $ 1,139,698   $  (765,949) $   10,800  $ 423,286
                   =========  =========  ===========  ===========  ==========  =========

The accompanying notes are an integral part of these financial statements.

                                           5
Submission page 25 of 98

MINES MANAGEMENT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 21, 1997 AND 1996

                                                 1997              1996
                                           _______________   _______________
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                       $     (  4,153)   $       16,928
   Adjustments to reconcile net income
      (loss) to net cash provided (used)
      by operating activities:
        Depreciation                                  625               625
        Common stock issued for services              -               1,125
        Accounts receivable                            94               (86)
        Taxes payable                                  96                13
        Accounts payable                              (93)              568
        Gain from sale of investment                  -             (24,128)
                                           _______________   _______________
        Net cash provided (used) by
          operating activities                     (3,431)           (4,955)
                                           _______________   _______________

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from sale of investments                  -              24,128
   Acquisition of office equipment                   (179)             (150)
                                           _______________   _______________
        Net cash provided by investing
          Activities                                 (179)           23,978
                                           _______________   _______________

CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of common stock                           -                 900
                                           _______________   _______________
         Net cash provided by financing
          Activities                                  -                 900
                                           _______________   _______________
         Net increase in cash                      (3,610)           19,923
Cash and cash equivalents at
  beginning of year                                52,406            32,483
                                           _______________   _______________

Cash and cash equivalents at end of year   $       48,796    $       52,406
                                           ===============   ===============

Supplemental Disclosures:

   Interest paid                           $          -      $          -
                                           ===============   ===============

   Income taxes paid                       $          113    $          108
                                           ===============   ===============

The accompanying notes are an integral part of these financial statements.


                                        6
Submission page 26 of 98

                           MINES MANAGEMENT, INC.
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Business Activity

Mines Management, Inc. (hereinafter the "Company") is a publicly held Idaho corporation incorporated in 1947. The Company acquires, explores, develops and operates mineral and oil properties in North America.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Mines Management, Inc. and its wholly owned subsidiary, Newhi, Inc. Intercompany items and transactions have been eliminated.

Newhi, Inc. was formed by the Company for the purpose of merger with Heidelberg Silver Mining Company, Inc. In the merger completed on April 15, 1988, Heidelberg Silver Mining Company, Inc. was merged into Newhi, Inc. To effect the merger, the Company issued 367,844 shares of its previously unissued common stock. Also in connection with this merger, the Company issued 11,117 shares of common stock and paid $4,446 as a finders' fee. As of December 31, 1997 and 1996, a portion of the shares to be distributed to the Heidelberg Silver Mining Company, Inc. shareholders have yet to be issued.


Concentration of Revenue

The Company receives a majority of its income from a single royalty source. It is the belief of management that this source of income will continue in the foreseeable future due to the large investment of capital by the lessor in this project.

Mineral Properties and Deferred Mining Exploration and Development Costs

Costs of acquiring, exploring and developing mineral properties are capitalized by project area. Costs to maintain the mineral rights and leases are expensed as incurred. When a property reaches the production stage, the related capitalized costs will be amortized, using the units of production method on the basis of periodic estimates of ore or oil reserves. Mineral properties are periodically assessed for impairment of value and any losses are charged to operations at the time of impairment.

Should a property be abandoned, its capitalized costs are charged to operations.

Property and Equipment

Property and equipment are stated at cost. Buildings were depreciated on the straight line basis and were fully depreciated at December 31, 1997 and 1996. Machinery and furniture are generally being depreciated using accelerated methods over lives ranging from five to seven years.





                                        7
Submission page 27  of 98

                           MINES MANAGEMENT, INC.
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income (Loss) Per Common Share

Income or loss per common share is computed by dividing the net income or loss by the weighted average number of shares outstanding during the year (3,859,086 in 1997, and 3,846,488 in 1996).

Net Operating Loss

At December 31, 1997 the Company and its subsidiary, Newhi, Inc., had available for future use, net operating loss carry-forwards of approximately $876,000, that may be offset against future taxable income through 2012. A portion of the net operating loss carryforward expires each year. No tax benefit has been reported in the financial statements as the Company believes there is a 50% or greater chance the net operating loss carryforwards will expire unused. Accordingly, the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from estimates.

NOTE 2 - MINERAL PROPERTIES

Mineral properties are comprised of acquisition, exploration and development costs related to the Advance and Iroquois properties in the Northport region of northeastern Washington State and the Montanore property in northwestern Montana, as shown below:

                                1997            1996
                           -------------   -------------
    Advance                $      2,139    $      2,139
    Montanore                   134,207         134,207
    Iroquois                    223,834         223,834
                           -------------   -------------
                           $    360,180    $    360,180
                           =============   =============



                                        8
Submission page 28 of 98

                           MINES MANAGEMENT, INC.
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996

NOTE 2 - MINERAL PROPERTIES (Continued)

The Advance property consists of 720 acres of patented mineral rights. Although the Company does not own the overlying surface rights to its patented mineral rights it does have rights of access to explore and mine.

The Montanore property (formerly the Noxon property) located in northwestern Montana includes 16 mining claims covering 320 acres and a 5-acre patented mill site.

The Iroquois property consists of 64 acres of patented mineral and surface rights, and 17 unpatented mining claims containing 340 acres.

NOTE 3 - INVESTMENTS

Bitterroot Resources, Ltd.

At December 31, 1997 and 1996, the Company owned 45,000 free trading shares of Bitterroot Resources, Ltd. (BTT), a public Canadian corporation traded on the Vancouver Stock Exchange. These shares represent 1.4% of the outstanding shares of Bitterroot Resources, Ltd. at December 31, 1997 and 1996. The investment was accounted for on the equity method prior to 1996, and previous losses reported by BTT have caused this asset to be carried at a value of zero. In 1996 the Company adopted FAS 115 and determined the aforementioned shares were held as "available for sale." This investment is being recorded at fair market value with a corresponding adjustment to stockholders' equity. The 45,000 free trading shares at December 31, 1997 and 1996 have an approximate market value of $10,800 and $61,600 U.S. funds, respectively.











This space intentionally left blank.

Submission page 29 of 98

                              MINES MANAGEMENT, INC.


                            COMPARISON CONSOLIDATION
                              FINANCIAL STATEMENTS
                                  (Unaudited)
                             For the periods ended
                          September 30, 1998 and 1997




                             MINES MANAGEMENT, INC.
                               TABLE OF CONTENTS



FINANCIAL STATEMENTS

  Consolidated Balance Sheets                                        2-3
  Consolidated Statements of Operations and Comprehensive Income     4
  Statement of Changes in Stockholders' Equity                       5
  Consolidated Statements of Cash Flows                              6

NOTES TO FINANCIAL STATEMENTS                                        7-10












This space intentionally left blank.



















Submission page 30 of 98

MINES MANAGEMENT, INC.
CONSOLIDATED BALANCE SHEETS (Unaudited)


                                           Nine Months Ended   Nine Months Ended
                                           September 30, 1998  September 30, 1997
                                           _________________   ________________
ASSETS

Current Assets
   Cash                                    $       54,543      $       30,293
   Accounts receivable                                -                 2,752
   Prepaid expenses                                20,467               2,300
                                           _________________   ________________

       Total Current Assets                        75,010              35,346
                                           _________________   ________________

Mineral Properties                                360,180             360,180


Property and Equipment
   Mine buildings                                  11,031              11,031
   Equipment                                       44,098              43,777
   Office equipment                                10,196               7,686
                                           _________________   ________________

       Total Property and Equipment               35,326               62,494

Less accumulated depreciation                    (59,865)             (58,829)
                                           _________________   ________________


       Net Property and Equipment                  5,461                3,665
                                           _________________   ________________

Investments
   Bitterroot Resources, Ltd.                      1,800               14,978
                                           _________________   ________________

       Total Investments                           1,800               14,978
                                           _________________   ________________

       TOTAL ASSETS                        $     442,450       $      414,169
                                           =================   ================










The accompanying notes are an integral part of these financial statements.

                                        2
Submission page 31 of 98

MINES MANAGEMENT, INC.
CONSOLIDATED BALANCE SHEETS (Unaudited)


                                           Nine Months Ended   Nine Months Ended
                                           September 30, 1998  September 30, 1997
                                           _________________   ________________
LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Current Liabilities
   Accounts payable                        $       7,226       $        2,853
   Payroll payable                                   -                  1,300
   State income taxes payable                        109                  113
   Payroll taxes payable                           1,398                  699
                                           ________________   _______________

        Total Current Liabilities                  8,733                4,964
                                           ________________   _______________

Stockholders' Equity

   Common stock, $.01 par value:
      20,000,000 shares authorized,
      4,626,956 and  ,   ,    shares
      issued and outstanding
      respectively                                46,270               38,445

Additional paid-in capital                     1,282,815            1,139,990
Retained earnings (deficit)                    (897,167)             (784,208)
Unrealized gains on marketable
   securities                                     1,800                14,978
                                           ________________   _______________

      Total Stockholders' Equity                433,718               409,205
                                           ________________   _______________

      TOTAL LIABILITIES AND
            STOCKHOLDERS' EQUITY           $    442,450       $      414,169
                                           ================   ===============












The accompanying notes are an integral part of these financial statements.

                                        3
Submission page 32 of 98

MINES MANAGEMENT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Unaudited)


                                           Nine Months Ended  Nine Months Ended
                                           Sept. 30, 1998     Sept. 30, 1997
                                           ________________   _______________
REVENUES
   Royalties                               $         -        $        -
   Oil and gas                                     3,138             4,869
                                           ________________   _______________
       Total Revenues                             3,138              4,869
                                           ________________   _______________
EXPENSES
Operating Expenses
   Depreciation                                   1,036                625
   Legal and accounting                          12,207              3,500
   Miscellaneous                                  7,749              3,286
   Oil and gas operating expense                  1,779              1,799
   Professional fees                             41,329                -
   Rent and office expense                       10,257              5,536
   Salaries - officer and staff                  11,700             11,700
   Taxes and licenses                             1,777              1,346
   Telephone                                      3,856                896
   Travel expense                                 3,955                -
   Exploration expense                           23,846                -
   Fees - filing, licenses                        2,576                 28
   Directors fees                                15,000                -
                                           ________________   _______________
       Total Operating Expenses                 137,067             28,715

Operating income (loss)                        (133,929)           (23,846)
                                           ________________   _______________
Other income
   Interest                                       2,711              1,434
                                           ________________   _______________
       Total Other Income                         2,711              1,434
                                           ________________   _______________
Net Income (Loss) Before Taxes                 (131,218)           (22,412)
   Provision for Income Taxes                       -                  -
                                           ________________   _______________
Net Income (Loss)                          $   (131,218)      $    (22,412)
                                           ================   ===============
Other Comprehensive Income, net of tax
   Unrealized Loss on Securities
     Available for Sale                          (2,175)           (46,622)
                                           ________________   _______________
Comprehensive Income (Loss)                $   (133,393)      $    (69,034)
                                           ================   ===============
Net Income (Loss) Per Share                      (0.031)            (0.018)
                                           ================   ===============
Weighted Average Common Shares Outstanding    4,358,216          3,873,706
                                           ================   ===============

The accompanying notes are an integral part of these financial statements.

                                        4
Submission page 33 of 98

MINES MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (Unaudited)



                                                                   Accumulated
                                         Additional    Retained       Other
                       Common Stock        Paid-in     Earnings   Comprehensive
                     Shares     Amount     Capital     (Deficit)     Income       Total
                   _________  _________  ___________  ___________  ___________  _________
Balance, December
  31, 1996         3,844,465     38,445   1,139,990     (761,796)     61,600     478,239

Common stock
  issued upon
  conversion of
  shares of
  Heidelberg
  Silver Mining
  Company, Inc
  Stock               29,241        292       (292)           -           -          -

Adjustment to
  net unrealized
  gain on
  marketable
  securities             -          -          -              -       (50,800)   (50,800)

Net Income (Loss)        -          -          -           (4,153)        -       (4,153)
                   _________  _________  ___________  ___________  ___________  _________
Balance, December
  31, 1997         3,873,706  $ 38,737  $ 1,139,698   $  (765,949) $   10,800  $ 423,286

Common stock
  issued for
  services           113,250     1,133       21,517           -           -        22,650

Stock sold during
  the period for
  $0.20 per share    640,000     6,400      121,600           -           -      128,000

Adjustment to
  net unrealized
  gain on
  marketable
  securities             -          -            -            -        (9,000)    (9,000)

Net Income (Loss)        -          -            -       (131,218)        -     (131,218)
                   _________  _________  ___________  ___________  ___________  _________
Balance, Sept.
  30, 1998         4,626,956  $ 46,270   $1,282,815   $ (897,167)  $    1,800   $433,718
                   =========  =========  ===========  ===========  ===========  =========

The accompanying notes are an integral part of these financial statements.

                                        5
Submission page 34 of 98

MINES MANAGEMENT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)


                                           Nine Months Ended  Nine Months Ended
                                            Sept. 30, 1998     Sept. 30, 1997
                                           ________________   _______________
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                       $     (131,218)     $     (22,412)
   Adjustments to reconcile net income
      (loss) to net cash provided (used)
      by operating activities:
        Depreciation                                1,036                625
        Common stock issued for services           22,650                -
      Changes in assets and liabilities:
        Accounts receivable                           558             (2,100)
        Prepaid expenses                          (18,167)               -
        Taxes payable                                 699                100
        Accounts payable                            5,021              1,853
                                           _________________   _______________
        Net cash provided (used) by
          operating activities                   (119,421)           (21,934)
                                           ________________   _______________

CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of fixed assets                     (2,832)              (179)
                                           ________________   _______________
        Net cash provided by investing             (2,832)              (179)
          activities
                                           ________________   _______________

CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of common stock                       128,000                -
                                           ________________   _______________
        Net cash provided by financing
          activities                              128,000                -
                                           ________________   _______________
        Net increase in cash                        5,747            (22,113)
Cash and cash equivalents at
  beginning of year                                48,796             52,406
                                           ________________   _______________

Cash and cash equivalents at end of period $       54,543     $       30,293
                                           ================   ===============

Supplemental Disclosures:

   Interest paid                                      -                 -
                                           ===============   ===============
   Income taxes paid                                  -                 -
                                           ===============   ===============



The accompanying notes are an integral part of these financial statements.

                                        6
Submission page 35 of 98

                            MINES MANAGEMENT, INC.
                         NOTES TO FINANCIAL STATEMENTS
                              September 30, 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Mines Management, Inc. (hereinafter the "Company") is a publicly held Idaho corporation incorporated in 1947. The Company acquires, explores, develops and operates mineral and oil properties principally in North America. Currently the Company is beginning exploration activities in South America.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Mines Management, Inc. and its wholly owned subsidiary, Newhi, Inc. Intercompany items and transactions have been eliminated.

Newhi, Inc. was formed by the Company for the purpose of merger with Heidelberg Silver Mining Company, Inc. In the merger, completed on April 15, 1988, Heidelberg Silver Mining Company, Inc. was merged into Newhi, Inc. To effect the merger, the Company issued 367,844 shares of its previously unissued common stock. Also in connection with this merger, the Company issued 11,117 shares of common stock and paid $4,446 as a finders' fee. As of September 30, 1998, some Heidelberg shareholders have elected not to exercise their rights to convert approximately 60,000 shares.

Concentration of Risk

The Company receives a majority of its income from a single royalty source. It is the belief of management that this source of income will continue in the foreseeable future due to the large investment of capital by the lessor in this project.

The Company maintains its cash accounts primarily in one commercial bank in Washington and a securities firm also located in Washington. The accounts at the commercial bank are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At September 30, 1998, the Company's cash balance in the commercial bank did not exceed the insured amount. The accounts at the securities firm consist of an insured government money market account and an uninsured securities money market account.

Mineral Properties and Deferred Mining Exploration and Development Costs

Costs of acquiring, exploring and developing mineral properties are capitalized by project area. Costs to maintain the mineral rights and leases are expensed as incurred. When a property reaches the production stage, the related capitalized costs will be amortized, using the units of production method on the basis of periodic estimates of ore or oil reserves. Mineral properties are periodically assessed for impairment of value and any losses are charged to operations at the time of impairment.

Should a property be abandoned, its capitalized costs are charged to operations.

Submission page 36 of 98

                            MINES MANAGEMENT, INC.
                         NOTES TO FINANCIAL STATEMENTS
                              September 30, 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Related Accounting Standards

In March 1995, the Financial Accounting Standards Board issued a statement titled "Accounting for Impairment of Long-Lived Assets." This new standard is effective for years beginning after December 15, 1995. In complying with this standard, the Company reviews its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company does not believe that any adjustment is needed to the carrying value of its assets at September 30, 1998.

Property and Equipment


Property and equipment are stated at cost. Buildings were depreciated on the straight line basis and were fully depreciated at September 30, 1998. Machinery and furniture are generally being depreciated using accelerated methods over lives ranging from five to ten years.

Income (Loss) Per Common Share

Income or loss per common share is computed by dividing the net income or loss by the weighted average number of shares outstanding during the year (3,873,706 at September 30, 1997 and 4,358,216 at September 30, 1998).

Net Operating Loss

At December 31, 1997 the Company and its subsidiary, Newhi, Inc., have available for future use, net operating loss carry-forwards of approximately $876,000, that may be offset against future taxable income through 2012. A portion of the net operating loss carryforward expires each year. No tax benefit has been reported in the financial statements as the Company believes there is a 50% or greater chance the net operating loss carryforwards will expire unused. Accordingly, the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.
At September 30, 1998, the Company's net operating loss carryforward increased by approximately $131,000 to $1,007,000.


Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Submission page 37 of 98

                            MINES MANAGEMENT, INC.
                         NOTES TO FINANCIAL STATEMENTS
                              September 30, 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from estimates.

Comprehensive Income

For the period ended September 30, 1998 the Company adopted the reporting requirements of the Statement of Financial Accounting Standards No. 130 requiring the disclosure of comprehensive income. The Company has reclassified the information presented on unrealized gains and losses from securities available for sale as other comprehensive income or losses, as required.

NOTE 2 - MINERAL PROPERTIES

Mineral properties are comprised of acquisition, exploration and development costs related to the Advance and Iroquois properties in the Northport region of northeastern Washington State and the Montanore property in northwestern Montana, as shown below:


                     September 30, 1998               September 30, 1998
                     ------------------               ------------------
     Advance         $          2,139                 $         2,139
     Montanore                134,207                         134,207
     Iroquois                 223,834                         223,834
                     -----------------                ----------------
                     $        360,180                 $       360,180
                     =================                ================

</table

The Advance property consists of 720 acres of patented mineral rights.
Although the Company does not own the overlying surface rights to its patented mineral rights it does have rights of access to explore and mine.

The Montanore property (formerly the Noxon property) located in northwestern
Montana includes 16 mining claims covering 320 acres and a 5-acre patented mill site.

The Iroquois property consists of 64 acres of patented mineral and surface rights, and 18 unpatented mining claims containing 360 acres.

                                        9

Submission page 38 of 98



                            MINES MANAGEMENT, INC.
                         NOTES TO FINANCIAL STATEMENTS
                              September 30, 1998

NOTE 2 - MINERAL PROPERTIES (Continued)

On June 29, 1998, the Company signed an agreement, effective June 1, 1998, to explore and develop certain lands located in the country of Chile along with an option to purchase the property. The agreement called for an initial deposit of $25,000 as a holding fee, and annual holding fees in the amount of $25,000 until such time as the property is placed in commercial production.
The initial $25,000 holding fee has been placed in prepaid expenses to be written off ratably over the one-year period to which it pertains. The agreement also calls for certain qualified expenditures as work requirements.

NOTE 3 - INVESTMENTS

Bitterroot Resources, Ltd.

At September 30, 1997 and September 30, 1998, the Company owned 45,000 free trading shares of Bitterroot Resources, Ltd. (BTT), a public Canadian corporation traded on the Vancouver Stock Exchange. These shares represent less than 1.0% of the outstanding shares of Bitterroot Resources, Ltd. at September 30, 1997 and September 30, 1998. The investment was accounted for on the equity method prior to 1996, and previous losses reported by BTT have caused this asset to be carried at a value of zero. In 1996 the Company adopted FAS 115 and determined the aforementioned shares were "available for sale."
This investment is being recorded at fair market value with a corresponding adjustment to stockholders' equity. The 45,000 free trading shares at September 30, 1997 and September 30, 1998 have an approximate market value of $14,978 and $1,800 U.S. funds, respectively.








This space intentionally left blank.


















                                        10

Submission page 39 of 98





PART III

ITEM 1.  INDEX TO EXHIBITS.
         (1)  Underwriting agreement  N/A
         (2)  Plan of acquisition, reorganization arrangement, liquid, or
              succession.                                                      N/A
         (3)  (i)  ARTICLES OF INCORPORATION                               page 41
              (ii) BY-LAWS                                                 page 55
         (4)  Instruments defining the rights of holders, including indentures N/A
         (5)  Opinion re: legality                                             N/A
         (6)  No exhibit required                                              N/A
         (7)  [Removed and reserved]                                           N/A
         (8)  Opinion re: tax matters                                          N/A
         (9)  Voting trust agreement                                           N/A
         (10) MATERIAL CONTRACTS                                           page 62
         (11) Statement re: computation of per share earnings                  N/A
         (12) No exhibit required                                              N/A

         (13) Annual or quarterly reports, Form 10-Q                           N/A
         (14) [Removed and reserved]                                           N/A
         (15) Letter on unaudited interim financial information                N/A
         (16) Letter on change in certifying accountant                        N/A
         (17) Letter on director resignation                                   N/A
         (18) Letter on change in accounting principles                        N/A
         (19) Reports furnished to security holders                            N/A
         (20) Other documents or statements to security holders                N/A
         (21) SUBSIDIARIES OF THE REGISTRANT                               page 87
         (22) Published report regarding matters submitted to vote             N/A
         (23) Consent of experts and counsel                                   N/A
         (24) Power of attorney                                                N/A
         (25) Statement of eligibility of trustee                              N/A
         (26) Invitations for competitive bids                                 N/A
         (27) FINANCIAL DATA SCHEDULE                                      page 95
         (28) [Removed and reserved]
              [Reserved (29) through (98)]
         (99) Additional Exhibits                                              N/A

ITEM 2.  DESCRIPTION OF EXHIBITS.
         Not Applicable

*****************************************************************************
                                 SIGNATURES
*****************************************************************************
In accordance with Section  12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 9th day of February, 1999

MINES MANAGEMENT, INC.

    /s/ William R. Green
By: _______________________________
William R. Green, President



Submission page 40 of 98
